

16022445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/04/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alchemy Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 Seven Farms Dr, Suite 123
(No. and Street)

Charleston	SC	29492
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Louis Ilario — (704) 516-1836
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Road, Suite 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Louis Ilario, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alchemy Securities, LLC, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

JOSEPH K ERRERA
Notary Public - State of South Carolina
My Commission Expires June 24, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alchemy Securities, LLC
September 30, 2016

Contents **Page**



2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8080
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
Of Alchemy Securities, LLC
Charleston, South Carolina

We have audited the accompanying financial statements of Alchemy Securities, Inc. (the "Company"), which comprise the statement of financial condition as of September 30, 2016, and the related statements of operations, changes in member's equity, and cash flows for the period September 4, 2015 through September 30, 2016 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of September 30, 2016, and the results of its operations and its cash flows for the period September 4, 2015 through September 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
November 30, 2016

Alchemy Securities, LLC
Statement of Financial Condition
As of September 30, 2016

ASSETS	
Current Assets	
Checking/Savings	
Cash	$ 16,893
Total Checking/Savings	16,893
Other Current Assets	
Other Receivable - Independent Contractors	3,440
Total Other Current Assets	3,440
Total Current Assets	20,333
TOTAL ASSETS	$ 20,333
LIABILITIES & MEMBER'S EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$ 2,428
Total Current Liabilities	2,428
Total Liabilities	2,428
Member's Equity	
Members' Capital	69,236
Accumulated Deficit	(51,331)
Total Member's Equity	17,905
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 20,333

See Notes to Financial Statements

Alchemy Securities, LLC
Statement of Operations
September 4, 2015 (Date of FINRA Membership) through September 30, 2016

Income	
Investment Banking Fees	$ 225,783
Other Income	4,000
Total Income	229,783
Expenses	
Overhead	63,465
Bad Debt Expense	16,000
FINRA Expenses	5,390
Compensation Expense	3,000
Other Expenses	7,719
Total Expenses	95,574
Net Income	$ 134,209

See Notes to Financial Statements

Alchemy Securities, LLC
Statement of Changes in Member's Equity
September 4, 2015 (Date of FINRA Membership) through September 30, 2016

Member's Equity at September 4, 2015	$	29,681
Member's Contributions		39,015
Net Income		134,209
Member's Withdrawals		(185,000)
Member's Equity at September 30, 2016	$	17,905

See Notes to Financial Statements

Alchemy Securities, LLC
Statement of Cash Flows
September 4, 2015 (Date of FINRA Membership) through September 30, 2016

OPERATING ACTIVITIES		
Net Income	$	134,209
Increase in Receivables		(3,440)
Increase in Accounts Payable		2,428
Non-Cash Operating Expenses		39,015
Net Cash Provided by Operating Activities		172,212
FINANCING ACTIVITIES		
Distribution to Alchemy Global Holdings		(185,000)
Net Cash Used by Financing Activities		(185,000)
Increase (Decrease) in Cash		(12,788)
Cash at Beginning of Period		29,682
Cash at End of Period	$	16,894

See Notes to Financial Statements

Alchemy Securities, LLC
Notes to Financial Statements
September 30, 2016

<u>Notes To Financial Statements</u>

Note 1. Nature of Business And Significant Accounting Policies

Nature of business: Alchemy Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements and M&A activities for the sports and entertainment sectors. The Company signed its membership agreement with FINRA on September 4, 2015. The Company is a single-member limited liability company wholly- owned by Alchemy Global Holdings, LLC (AGH).

A summary of the Company's significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the Codification or ASC.

Basis of presentation: The financial statements include only the accounts of the Company. The statements of operations, change in member's equity and cash flows are presented only for the period September 4, 2015 through September 30, 2016.The Company became a FINRA member on September 4, 2015.

Basis of accounting: The Company prepares its financial statements on the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when they are earned and expenses are recognized when the underlying obligations have been incurred.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Private placement and retainer fees are recognized when earned in accordance with the terms of the advisory contract.

Subsequent Events: The Company has evaluated its subsequent events through November 30, 2016, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring an adjustment to or disclosure in the financial statements.

Note 2. Income Tax Status

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal income tax purposes, the Company is accounted for as a division

of AGH and does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of AGH. Therefore, no income tax liability nor provision expense has been recognized. Income taxes have not been provided, as the members of AGH are individually liable for taxes, if any, on their share of AGH's net income or loss. AGH may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment or material accrual to the financial statements to comply with the provisions of this guidance.

AGH files income tax returns in U.S. federal jurisdiction and in South Carolina. AGH is subject to U.S. federal and state income tax examinations by tax authorities for tax years starting in 2014.

Note 3. Net Capital Requirement

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the 12 months after commencing business. Beginning on September 4, 2016, the Company's aggregate indebtedness ratio shall not exceed 15 to 1.

Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2016, the Company had net capital of $14,465, which was $9,465 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.168 to 1.

Note 4. Related Party Transactions

As of September 30, 2016, the Company had no payable due to or receivables due from AGH. The Company entered into an expense sharing agreement with Alchemy Global Holdings, LLC, the Company's parent, for certain overhead and administrative expenses. Expenses allocated under this agreement include rent, office supplies, and utilities. For the period ending September 30, 2016, the Company recorded an expense of $63,465 under the agreement.

Note 5. Commitments and Contingencies

For the period ending September 30, 2016 the Company is aware of no commitments, contingencies or guarantees that might result in a loss or future obligation.

Note 6. Concentration of Credit Risk
Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the

Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At September 30, 2016, the amount in excess of insured limits was $0.

Note 7. Cash Flow Information

The Company had non-cash financing transactions relating to an expense sharing agreement for overhead with its parent, AGH. These transactions amounted to $39,015 for the period ending September 30, 2016.

Note 8. Fair Value of Financial Instruments

The Company's financial instruments consist of cash. The carrying value of this on-balance sheet financial instrument approximates its fair value. The Company has no off-balance sheet financial instruments. Under US GAAP, fair value estimates are ranked on a three-tier scale based on the relative reliability of the inputs used in the valuation. All financial instruments are considered Level 1.

Alchemy Securities, LLC
Schedule I
Computation of Net Capital Under SEC Rule 15c3-1
September 30, 2016

Net Capital

Member's Equity	$	17,905
Nonallowable Assets - Receivables		3,440
Net Capital	$	14,465
Aggregate Indebtedness	$	2,428

Computation of Basic Net Capital Requirements

Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	9,465
Ratio of Aggregate Indebtedness to Net Capital		0.168 to 1

See Report of Independent Registered Public Accounting Firm

Note: The above computations do not differ materially from the firm's computations as shown on its FOCUS Report form X-17A-5 Part II-A dated September 30, 2016

Alchemy Securities, LLC
Supplemental Schedule II
Other Information
September 30, 2016

II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 as of September 30, 2016 under the Securities Exchange Act of 1934, in that the Companies activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Registered Public Accounting Firm.

Alchemy Securities, LLC
Supplemental Schedule III
Other Information
September 30, 2016

III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 as of September 30, 2016 under the Securities Exchange Act of 1934, in that the Companies activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities at September 30, 2016.

See Report of Independent Registered Public Accounting Firm.

Alchemy Securities, LLC
234 Seven Farms Drive, Suite 123
Charleston, SC 29492


ALCHEMY

Alchemy Securities, LLC
Statement of Exemption
September 30, 2016

Alchemy Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the period September 4, 2015 to September 30, 2016.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended September 30, 2016.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions through the date of the review report.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.



Alchemy Securities, LLC

I, Scott Ilario, swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true and correct

Date: 11/30/2016



2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8680
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
Of Alchemy Securities, LLC
Charleston, South Carolina

We have reviewed management's statements, included in the accompanying Alchemy Securities, LLC. Statement of Exemption, in which (1) Alchemy Securities, LLC. (the "Company") a wholly owned subsidiary of Alchemy Global Holdings, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions from September 4, 2015 through September 30, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
November 30, 2016